UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
ENDWAVE CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
29264A206
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
EDWARD A. KEIBLE, JR.
President and Chief Executive Officer
Endwave Corporation
130 Baytech Drive
San Jose, California 95134
(408) 522-3100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)
Copy to:
JODIE BOURDET
TARAK SHAH
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, California 94111
(415) 693-2000
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee
$1,230,373.05	$68.66

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. The new option grants have an aggregate exercise price of $1,230,373.05, based on the issuance of options to purchase up to 523,563 shares at an exercise price of $2.35 per share, the average of the high and low prices of the issuer’s common stock as reported on the NASDAQ Global Market on August 5, 2009.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$68.66
Filing party:	Endwave Corporation
Form or registration No.:	Schedule TO
Date filed:	August 11, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐ third party tender offer subject to Rule 14d-1.
     ☑ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SCHEDULE TO
(AMENDMENT NO. 2)
     This Amendment No. 2 to Schedule TO amends and supplements the Schedule TO filed by Endwave Corproation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 11, 2009 (the “Schedule TO”), wherein the Company offered to exchange certain outstanding eligible option grants for new options grant, on the terms and subject to the conditions described in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated August 11, 2009.
Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented as follows:
     The Exchange Offer expired at 5:00 p.m., U.S. Pacific Time, on September 9, 2009. Optionholders eligible to participate in the Offer to Exchange tendered, and the Company accepted for cancellation, eligible option grants to purchase an aggregate of 1,559,113 shares of the Company’s common stock from 60 participants, representing 99.25% of the total shares of common stock underlying options eligible for exchange in the Exchange Offer. On September 11, 2009, the Company issued new option grants to purchase an aggregate of 519,624 shares of common stock in exchange for the cancellation of the tendered eligible option grants. The exercise price per share of each new option granted in the Exchange Offer was $2.53, which is the closing price of the Company’s common stock as reported by the NASDAQ Global Market on the date prior to the grant date of the new option grants.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDWAVE CORPORATION
By:	/s/ Curt P. Sacks
	Name:	Curt P. Sacks
	Title:	Chief Financial Officer and Senior Vice President

Date: September 22, 2009